Filed by Reinvent Technology Partners Y

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Aurora Innovation, Inc.

Commission File No. 001-40216

Commercializing Self-Driving Technology World-Class Leadership Team • Visionary founding team with deep technical and industry experience – Co-Founder and CEO Chris Urmson led Google’s self-driving car team for 7 years, Co-Founder and Chief Product Officer Sterling Anderson launched Tesla’s Model X, and Co-Founder and Chief Scientist Drew Bagnell is a leading machine learning expert • ~1,600 employees – 1,400+ in product and engineering with 175+ PhDs – talent from top to bottom Next-Generation Technology Built for Scale • The Aurora Driver is being developed as an L4 autonomous driver system designed to power passenger sedans to Class 8 trucks. Aurora’s technical investments in hardware + software + data stack were architected from the ground up • Examples of Aurora’s technical investments include: FirstLight Lidar, which provides differentiated performance (distance, interference immunity, simultaneous range and velocity) and unlocks high-speed driving, key to deploy first in trucking. Simulation technology that creates a paradigm shift in testing safety, efficiency, and speed. Mapping capabilities with the lightweight, locally-consistent Aurora Atlas that enables rapid updates and scalability Partnerships with Industry Leaders • Aurora’s partnerships with PACCAR and Volvo Group unlock approximately 50% of Class 8 trucks sold in the U.S., the largest global ride-hailing network with Uber, and the #1 passenger vehicle manufacturer by volume globally with Toyota Rapid Market Entry Sequence • Aurora is expected to launch first in trucking in late 2023, where the opportunity is the largest and the unit economics are most attractive • Delivered as a service, and built for scale, the Aurora Driver is positioned to address the industry’s most compelling opportunities in the estimated $9.4 trillion global market: trucking, passenger mobility, and local goods delivery • Aurora is working to increase access to transportation, increase the speed and efficiency of moving goods, and make the movement of goods and people safer Transaction Overview • Structurally committed to long-term partnership with Aurora and alignment with investors with sponsor economics subject to price and time-based vesting up to 4 years in proposed transaction • Transaction provides funding to help get through first stages of commercialization • The proposed transaction is also supported by a $1B PIPE • Proposed transaction implies a pre-transaction equity value of $11B for Aurora Reinvent Thesis • Partner with amazing founders with game-changing technologies who are inventing or reinventing industries • Invest in innovation-driven companies that create long-term value – this is the core philosophy behind our vision to deliver venture @scale • Experience as entrepreneurs, operators, investors, and public company board members help drive execution and strategy + For important information regarding RTPY and Aurora, including the proposed transaction between the two parties, read here: https://y.reinventtechnologypartners.com/investor-relations/presentations-events/presentations/detail/10284/aurora-investment-summary

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners Y (“RTPY”) and Aurora Innovation, Inc. (“Aurora”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “continue,” “likely,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Reinvent’s securities, (ii) the risk that the proposed transaction may not be completed by Reinvent’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Reinvent, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Agreement and Plan of Merger, dated as of July 14, 2021 (the “Merger Agreement”), by and among Reinvent, Aurora and Reinvent Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Reinvent, by the shareholders of Reinvent, the satisfaction of the minimum cash condition following redemptions by Reinvent’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the proposed transaction on Aurora’s business relationships, operating results and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Aurora and potential difficulties in Aurora employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings or other disputes that may be instituted against Aurora or against Reinvent related to the Merger Agreement or the proposed transaction or otherwise, (ix) the ability to maintain the listing of Reinvent’s securities on a national securities exchange, (x) the price of Reinvent’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Reinvent plans to operate or Aurora operates, variations in operating performance across competitors, changes in laws and regulations affecting Reinvent’s or Aurora’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns and a changing regulatory landscape in the highly competitive self-driving industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Reinvent’s registration statement on Form S-1 (File No. 333-253075), its Quarterly Report on Form 10-Q for the period ended March 31, 2021, the registration statement on Form S-4 discussed below and other documents filed by Reinvent from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Reinvent and Aurora assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Reinvent nor Aurora gives any assurance that either Reinvent or Aurora or the combined company will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Reinvent and Aurora. This document is not a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Reinvent has filed a registration statement on Form S-4 with the SEC (333-257912), which includes a preliminary prospectus and proxy statement of Reinvent, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all Reinvent shareholders. Reinvent also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Reinvent are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Reinvent through the website maintained by the SEC at www.sec.gov.

The documents filed by Reinvent with the SEC also may be obtained free of charge at Reinvent’s website at https://y.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in Solicitation

Reinvent and Aurora and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Reinvent’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Reinvent and Aurora and information regarding their interests in the proposed transaction are set forth in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.